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                             May 5, 2021

       Benjamin E. Black
       Chief Executive Officer
       Osiris Acquisition Corp.
       95 5th Avenue, 6th Floor
       New York, NY 10003

                                                        Re: Osiris Acquisition
Corp.
                                                            Amendment No. 1 to
Form S-1
                                                            Filed April 26,
2021
                                                            File No. 333-254997

       Dear Mr. Black:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Amendment No. 1 to Form S-1

       Risk Factors
       Provisions in our amended and restated certificate of incorporation and Delaware law may have the effect of discouraging lawsuits..., page 60

   1. We note your response to prior comment 2. Please disclose that there is a risk that your exclusive forum
provision may result in increased costs for investors to bring a claim.
 Benjamin E. Black
FirstName  LastNameBenjamin   E. Black
Osiris Acquisition Corp.
Comapany
May  5, 2021NameOsiris Acquisition Corp.
May 5,
Page 2 2021 Page 2
FirstName LastName
       You may contact Tracey Houser at 202-551-3736 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Irene Paik at 202-551-6553 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Brian M. Janson